UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2009

Commission File Number: 000-53594

GOLDEN GREEN ENTERPRISES LIMITED

 (Exact name of registrant as specified in its charter)

No. 69 Huaibei Street
Longhai Middle Road
Zhengzhou, 451191, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On October 19, 2009, Edward Meng, age 41, was appointed as Chief Financial Officer of Golden Green Enterprises Limited (the “Company”).  Prior to that, Mr. Meng had been serving as the Company’s Director of Investor Relations since April 2009.  From July 2007 to October 2008, Mr. Meng served as the part-time and then full-time Chief Financial Officer of A-Power Energy Generation Systems (Nasdaq GS: APWR), an alternative energy company. From 2007 to 2008, Mr. Meng served as an independent director and chairman of the audit committee of China Housing and Land Development Limited (Nasdaq CM: CHLN), a Chinese real estate development company and Huiheng Medical Inc. (OTCBB: HHGM), a Chinese company which, through its subsidiaries, designs, develops, and markets radiation therapy systems used for the treatment of cancer in the People’s Republic of China, or the PRC.  Mr. Meng also previously served as Vice President of Finance/Chief Financial Officer of Terex Corporation, Beijing Representative Office from 2007 to 2008, which is a diversified global manufacturer of a broad range of equipment for use in various industries, including construction, infrastructure, quarrying, surface mining, shipping, transportation, refining, and utility. In 2007, Mr. Meng served briefly as the part-time Chief Financial Officer and a director of Navstar Media Holdings, Inc., a public U.S. holding company with PRC operating subsidiaries specializing in media content production and distribution. Mr. Meng was a Senior Financial Consultant to Shell (China) Limited from 2006 to 2007 and was the Chief Financial Officer of Koch Materials (China) Co., from 2003 to 2006. Prior to that, he served in executive and senior managerial positions at Intelsat, Inc. from 1997 to 2003 and Schenker International AG (China) from 1992 to 1995. A Certified Public Accountant, Mr. Meng is experienced in both PRC and U.S. GAAP accounting. Mr. Meng received his MBA from Georgetown University and a Bachelor’s degree in English from Sichuan International Studies University in China. He is fluent in both Mandarin and English.

Mr. Meng has agreed to work on a fulltime basis and the Company and Mr. Meng are currently negotiating an employment agreement. The Company expects to enter into such an agreement prior to the closing of the Company’s contemplated offering described in its Registration Statement on Form F-1 filed September 15, 2009.

There have otherwise been no loans or transactions between Mr. Meng and the Company.

Also on October 19, 2009, in connection with the appointment of Mr. Meng, Mr. Liyong Qu resigned as the Interim Chief Financial Officer of the Company. Mr. Qu’s resignation is not in connection with any disagreement with the Company on any matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN GREEN ENTERPRISES LIMITED

By:	/s/ Mingwang Lu
Mingwang Lu
Chief Executive Officer

Date: October 19, 2009